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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

( )     Form 10-K            ( )   Form 20-F            ( )   Form 11-K
(X)     Form 10-Q            ( )   Form N-SAR

Cusip Number:  925 313 108
For Period Ended:  September 30, 1997

( )     Transition Report on Form 10-K
( )     Transition Report on Form 20-F
( )     Transition Report on Form 11-K
( )     Transition Report on Form 10-Q
( )     Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:    N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Boca Raton Capital Corporation
Former Name if Applicable:
Address of Principal Executive Office:  6516 Via Rosa
City, State and Zip Code:  Boca Raton, Florida  33433

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(X)        (a)     The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

(X)        (b)     The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( )        (c)     The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 24, 1997, the registrant, through a newly formed wholly owned subsidiary, completed a merger (the "Merger") with and into Clean Room Products, Inc. ("CRP"). As a result of and pursuant to the Merger, the officers and directors of the registrant holding office immediately prior to the Merger, resigned their respective positions at the effective time of the Merger. Certain information necessary to prepare the document has been unavailable to the post-Merger officers. Additionally, information which was recently made available to the post-Merger officers required revisions to the document which could not have been timely made without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Name:  Charles A. Chenes, President
Area Code:  (516)
Telephone Number:  588-7000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

     If answer is no, identify report(s).

     (X)       Yes  (  )     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

     (X)       Yes  (  )     No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that the registrant will report a higher net loss (approximately $100,000) for the quarter ended September 30, 1997 than in prior quarters primarily as a result of increased professional fees related to the Merger.


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Boca Raton Capital Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 12, 1997          By: /s/ Charles A. Chenes
                                     ______________________________________
                                     Charles A. Chenes
                                     President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments  to the  notifications  must  also be filed on form
12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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